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                                                                     EXHIBIT 3.3

                              AMENDMENT TO BYLAWS:



      The following sentence is be added to the end of Article VII, Section 1:


            "Notwithstanding any other provision of these bylaws, the chairman of the board and any vice chairman of the board may be either a director who is an officer of the Corporation or a director who is not an officer or employee of the Corporation, and the board of directors shall designate at the time of election whether the chairman and any vice chairman shall serve as an officer or as a director who is not an officer or employee of the Corporation."


      Article VII, Section 3 is hereby revised in its entirety to read as follows:


            "Section 3. Authority of Executive Officers. The chairman of the board (if designated an officer pursuant to Section 1), the vice chairman (if designated an officer pursuant to Section 1), the president, and any other persons expressly appointed as executive officers by the board of directors shall be the only executive officers of this Corporation. Only the board of directors and the executive officers of this Corporation shall have discretionary authority to determine the fundamental policies of this Corporation."

      The following is added as Section 14 of Article VIII:

            "Section 14. Prohibited Indemnification. Notwithstanding anything in this Article VIII to the contrary, the Corporation shall not indemnify any person against any expense, penalties, payments or judgments incurred as the result of an administrative proceeding or civil action instituted by an appropriate federal banking regulatory agency, which indemnification would result in a prohibited indemnification payment as defined by applicable statute or regulation."




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